UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2025

Weibin Yan
Chief Executive Officer
Origin Agritech Limited
Origin R&D Center, Shuangbutou Village
Xushuang Road, Songzhuang Town, Tongzhou District
Beijing, China 101119

Re: Origin Agritech Limited
Amendment No. 2 to Registration Statement on Form F-3
Filed October 15, 2025
File No. 333-277955

Dear Weibin Yan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1. We note your revised disclosure that all of your business activities currently take place in China "through various companies below the parent company, Origin Agritech," and that you have removed specific references to the subsidiaries of your VIEs that are discussed elsewhere in your filing. We also note your disclosure on page 1 that "'we,' 'us,' 'our company,' 'the company,' 'our' or 'Origin' refers to Origin Agritech Limited . . . its predecessor entities and its wholly and partially owned subsidiaries." Please revise your cover page to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is

referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE.

2. We note your disclosure describing the various regulatory approvals you are required to obtain to operate your business. Please revise to affirmatively state whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

General

3. In your next amendment, please file as an exhibit an updated auditor consent dated within 30 days of the filing.

Please contact Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Andrew D. Hudders, Esq.